Sullivan & Worcester LLP	T 212 660 3000
1633 Broadway	F 212 660 3001
New York, NY 10019	www.sandw.com

March 28, 2013

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Met Investors Series Trust

Post-Effective Amendment No. 53 to

the Registration Statement on Form N-1A

SEC File Nos. 333-48456, 811-10183

Ladies and Gentlemen:

On behalf of Met Investors Series Trust (the “Registrant”), this letter sets forth responses to oral comments received from Min Oh of the staff of the Securities and Exchange Commission (the “SEC”) on March 19, 2013 with respect to Post-Effective Amendment No. 53 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”), relating to the Pyramis® Managed Risk Portfolio (the “Portfolio”), a series of the Registrant, which was filed pursuant to Rule 485(a) under the Securities Act of 1933 on February 1, 2013. Set forth below is each of the staff’s comments and the Registrant’s responses to those comments.

General

Comment #1: If Registrant intends to distribute a summary prospectus, please provide a draft of the legend required by Rule 498(b)(1)(v) along with the correspondence filing.

Response: The Registrant confirms that it intends to distribute a summary prospectus. A draft of the disclosure required by Rule 498(b)(1)(v) is set forth below:

“Before you invest, you may want to review the Portfolio’s Prospectus, which contains more information about the Portfolio and its risks. You can find the Portfolio’s Prospectus and other information about the Portfolio (including the documents listed below) online at www.metlife.com/variablefunds. You can also get this information at no cost by calling 1-800-638-7732 or by sending an e-mail request to RCG@metlife.com. The Portfolio’s Prospectus and Statement of Additional Information, both dated April [ ], 2013, are both incorporated by reference into this Summary Prospectus. This Summary Prospectus is intended for individuals who have purchased certain variable life insurance policies and variable annuity contracts (collectively, “Contracts”) from Metropolitan Life Insurance Company and its affiliates and is not intended for use by other investors.”

EDGAR Operations Branch

March 28, 2013

Comment #2: Please confirm that the Registrant will comply with the requirements of General Instruction C.3.g. to provide interactive data (XBRL) files.

Response: The Registrant will comply with the requirement that it file a post-effective amendment to its Registration Statement that includes an interactive data file within 15 business days of the effective date of the related Registration Statement.

Comment #3: Please explain the basis for the Portfolio’s ability to invest in unaffiliated underlying portfolios under Section 12(d)(1) of the Investment Company Act of 1940 (the “1940 Act”).

Response: The Registrant intends to rely on Section 12(d)(1)(F) of the 1940 Act, which permits a registered investment company to invest in the securities of other investment companies without regard to the limitations of Section 12(d)(1) so long as certain conditions are met. The Registrant intends to fully comply with the conditions of Section 12(d)(1)(F).

Fees and Expenses

Comment #4: Please revise the fee table line-item “Net Operating Expenses” to read “Total Annual Portfolio Operating Expenses After Fee Waiver” consistent with Instruction 3(e) to Item 3 of Form N-1A.

Response: Instruction 3(e) to Item 3 states that a fund may show its net expenses after any fee waivers in the fee table and use “appropriate descriptive captions.” The Instruction provides “Total Annual Portfolio Operating Expenses After Fee Waiver” as an example of an appropriate descriptive caption but does not state that it is the only caption that may be used. The Registrant believes that “Net Operating Expenses” is an appropriate descriptive caption and is not presented in a way that is likely to be confusing to investors. Therefore, the Registrant respectfully declines to make this change.

Portfolio Turnover

Comment #5: Please clarify whether the statement that “it is anticipated that the Portfolio’s turnover rate will typically exceed 100%” applies to all of the Portfolio’s assets or just with respect to stock index futures.

Response: The Registrant has added clarifying disclosure with respect to the Portfolio’s anticipated portfolio turnover rate.

Principal Investment Strategies

Comment #6(a): The summary of the principal investment strategies should be a summary of the strategies that are more fully discussed later in the prospectus in response to Item 9(b) of Form N-1A.

EDGAR Operations Branch

March 28, 2013

Response: The principal investment strategies are summarized in the Portfolio Summary section and are discussed more fully later in the prospectus. For example, a list of Underlying Portfolios and additional information about the allocation of Underlying Portfolios may be found later in the prospectus.

Comment #6(b): Based on the Portfolio’s anticipated portfolio turnover rate, please discuss portfolio turnover in the Portfolio’s principal investment strategies.

Response: The Registrant has added the requested disclosure.

Comment #6(c): In addition to summarizing the principal investment strategies in the summary portion of the prospectus, make sure that the strategies discussion corresponds to the principal risks that are summarized in response to Item 4(b) of Form N-1A. For example, in the summary and full risk discussions, there is disclosure concerning Mortgage-backed and Asset-backed Securities Risk, Convertible Securities Risk, and Short Sale and Short Position Risk, but no discussion of these investments in the principal investment strategy discussion.

Response: The principal investment strategies described in response to Item 4(a) have been revised to include discussion of these investments.

Principal Risks

Comment #7(a): Please clearly identify whether each direct and indirect risk is a “principal” or “non-principal” risk.

Response: The Registrant has added disclosure clearly identifying each direct and indirect risk as a “principal” risk.

Comment #7(b): Please review principal strategies and principal risks with respect to derivatives to make sure that disclosure is not too standardized or generic, and that disclosure describes actual derivative instruments and risks the Portfolio intends to use to achieve its investment objective. Reference is made to the July 30, 2010 letter from Barry Miller to the Investment Company Institute (the “ICI”).

Response: In drafting the disclosure contained in the Registration Statement, the Registrant took into consideration the guidance set forth in the July 30, 2010 letter from Barry Miller to the ICI. The disclosure in the Registrant’s Registration Statement concerning derivatives reflects how such investments actually will be utilized by the Portfolio and is not standardized or generic disclosure.

Management

Comment #8: In addition to including the names of all of the Portfolio’s portfolio managers, please include all applicable disclosure required by Form N-1A, including title and length of service to the Portfolio. Given that the Portfolio is new, provide the portfolio managers’ length of service with the investment adviser.

Response: The Registrant has added the requested disclosure.

EDGAR Operations Branch

March 28, 2013

Payments to Broker-Dealers and Other Financial Intermediaries

Comment #9: In the “Payments to Broker-Dealers and Other Financial Intermediaries” section, please revise the disclosure to more accurately express how payments for the sale of the Portfolio may influence the recommendation of the Portfolio over other funds by broker-dealers or financial advisers.

Response: Because the Portfolio will be sold only in connection with variable annuity or insurance products, the Registrant has previously modified the disclosure required by Item 8 of Form N-1A, as expressly allowed by that Item, to provide comparable information relevant to the Portfolio. Because the disclosure provides an appropriate description of the actual conflict, no change has been made.

Understanding the Trust – Investing Through a Variable Insurance Contract

Comment #10: Please add the following disclosure that has been previously included in other of the Registrant’s filings: “A particular class of the Portfolio may not be available under the Contract you have chosen. The prospectus for the Contracts shows the classes available to you.”

Response: In the next Post-Effective Amendment filed with respect to the Portfolio, references to share classes other than Class B shares will be removed. Therefore, because the requested disclosure will be inapplicable to a single class prospectus, no change has been made.

Additional Information About Management – The Adviser

Comment #11(a): Please describe under what circumstances the stand-by advisory fee of 0.80% would apply. In addition, please cite any precedent for similar advisory fee structures.

Response: The Registrant believes that the current disclosure (i.e., in the event the Portfolio primarily invests its assets directly in investment securities or in shares of registered investment companies other than those offered by Fidelity Investments) sufficiently describes the circumstances in which the stand-by advisory fee of 0.80% would apply. In other words, the stand-by advisory fee would apply in the event that the Portfolio no longer operates as a fund of Fidelity funds. The Registrant confirms supplementarily that it does not anticipate that the Portfolio will operate other than as a fund of Fidelity funds for the reasonably foreseeable future. The Registrant notes that its “feeder” funds, American Funds® Growth Portfolio, and American Funds® International Portfolio, have similar stand-by fees in place and similar disclosure in their respective prospectuses describing such fees.

Comment #11(b): With respect to the discussion under the heading “Expense Limitation Agreement,” the last sentence refers to a five-year period during which the investment adviser may be reimbursed by the Portfolio for any fees waived or assumed and paid by the adviser. For accounting purposes, please explain how the expense limit with a five-year reimbursement period is treated.

EDGAR Operations Branch

March 28, 2013

Response: The Portfolio may reimburse to its investment adviser any management fees waived or reduced and other expenses assumed and paid by the investment adviser provided (1) the Portfolio’s total annual operating expenses are below the current expense limit, (2) the reimbursement relates to fees waived or expenses reduced within the previous five fiscal years and (3) the payment of the reimbursement has been approved by the Registrant’s Board of Trustees. Only after the Board approves a reimbursement to the Portfolio’s investment adviser would the reimbursement be reflected as a liability on the Portfolio’s financial statements. Once the reimbursement is paid to the investment adviser, the liability would then be removed from the Portfolio’s financial statements. This process would continue until either all fees waived or expenses reduced have been reimbursed to the Portfolio’s investment adviser or the five year limit has been reached, whichever occurs first.

Comment #11(c): Please describe the fee waiver described under “Contractual Fee Waiver” in more detail.

Response: The Registrant believes that the current disclosure describes the fee waiver arrangement in sufficient detail and also notes that the fee waiver is prominently disclosed in the footnote to the Portfolio’s fee table. The Registrant also notes that the fee waiver cannot be terminated prior to the end of the Portfolio’s first year of operations.

Taxes

Comment #12: Please confirm the accuracy of the section 817(h) diversification requirements disclosure.

Response: The Registrant has confirmed the accuracy of this disclosure.

Sales and Purchases of Shares

Comment #13(a): Please clarify those share classes that are subject to Rule 12b-1 fees.

Response: The Registrant has added the requested disclosure.

Comment #13(b): When describing securities especially vulnerable to market timing, also disclose whether any Underlying Portfolios may invest in these types of securities as part of their principal investment strategies.

Response: The Registrant respectfully declines to make the requested change, as the description of the market timing risk provides sufficient information to investors. The Registrant has provided information about the Underlying Portfolios in which the Portfolio invests in the principal investment strategies description that will allow an investor to determine whether a particular Underlying Portfolio invests in securities that may be more susceptible to market timing.

Comment #13(c): Please clarify at what time of day the close of regular trading on the New York Stock Exchange (“NYSE”) occurs.

EDGAR Operations Branch

March 28, 2013

Response: The Registrant has added disclosure indicating that the NYSE typically closes for regular trading at 4:00 p.m. Eastern Time.

Comment #13(d): Please add disclosure regarding valuation of the Portfolio’s investments in exchange-traded funds.

Response: The Registrant has added the requested disclosure.

Back Cover

Comment #14: On the back cover, provide the 1940 Act file number on the bottom in type size that is smaller than that generally used in the prospectus.

Response: The 1940 Act file number on the bottom of the back cover of the printed prospectus will be provided in type size that is smaller than that generally used in the prospectus.

Statement of Additional Information (“SAI”)

Comment #15: Please use the defined term “Portfolio” consistently throughout the SAI.

Response: The Registrant has made the requested changes.

Comment #16: Please confirm whether the Valuation Committee should be discussed in the Board Leadership Structure section as had been done in previous filings.

Response: Because the Valuation Committee is a committee of the Adviser, rather than of the Trust, the discussion regarding the Valuation Committee appears in the “Determination of Net Asset Value” section of the SAI.

Comment #17: With respect to the compensation table that appears under “Compensation of Trustees,” please revise the table to conform to the format set forth in Item 17(c) of Form N-1A.

Response: Columns (3) and (4) have been omitted from the compensation table because the Trustees receive no pension or retirement benefits. Footnote (2) to the compensation table expressly states that none of the Trustees receive pension or retirement benefits. The Registrant therefore respectfully declines to add columns (3) and (4) to the compensation table.

Comment #18: Please reverse the order of Appendices B and C so as to be consistent with the references to such Appendices in the Table of Contents and throughout the SAI.

Response: The Registrant has made the requested changes.

EDGAR Operations Branch

March 28, 2013

Part C

Comment #19: Please provide Tandy representations and a response letter to the Staff’s comments in the form of EDGAR correspondence prior to the effective date of the filing.

Response: Tandy representations and responses to the staff’s comments are included herewith.

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The Registrant acknowledges that:

1.	it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced Registration Statement;

2.	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3.	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*            *             *

Any questions or comments with respect to this filing may be directed to the undersigned at (212) 660-3067.

Sincerely,

/s/ Matthew J. Van Wormer

cc:	Andrew Gangolf, Esq.
Michael Lawlor, Esq.
David Mahaffey, Esq.